1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 8, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC August 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – September 8, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2017: On a consolidated basis, revenues for August 2017 were approximately NT$91.92 billion, an increase of 28.4 percent from July 2017 and a decrease of 2.5 percent from August 2016. Revenues for January through August 2017 totaled NT$611.30 billion, an increase of 2.6 percent compared to the same period in 2016.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)
Period	August 2017	July 2017	M-o-M Increase (Decrease) %	August 2016	Y-o-Y Increase (Decrease) %	January to August 2017	January to August 2016	Y-o-Y Increase (Decrease) %

Net Revenues	91,917	71,611	28.4	94,311	(2.5)	611,298	596,008	2.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Aug.	Net sales	91,917,167	94,311,424
Jan. - Aug.	Net sales	611,297,969	596,008,285

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	46,881,366	10,517,670
TSMC Global**	257,396,215	—

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	335,421,374	37,202,346

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	38,788,324	20,757,650
	Mark to Market Profit/Loss	(40,900)	32,498
	Unrealized Profit/Loss	(118,553)	21,521
Expired Contracts	Notional Amount	248,905,805	70,273,666
	Realized Profit/Loss	1,502,452	49,892
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	13,669,691
	Mark to Market Profit/Loss	69,926
	Unrealized Profit/Loss	90,007
Expired Contracts	Notional Amount	77,429,290
	Realized Profit/Loss	649,350
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	423,436
	Mark to Market Profit/Loss	1,418
	Unrealized Profit/Loss	5,964
Expired Contracts	Notional Amount	2,107,892
	Realized Profit/Loss	13,992
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—

Outstanding Contracts	Notional Amount	111,049	3,627,105
	Mark to Market Profit/Loss	(868)	16,185
	Unrealized Profit/Loss	(897)	45,872
Expired Contracts	Notional Amount	1,437,022	17,238,855
	Realized Profit/Loss	5,699	87,635
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,750,548
	Mark to Market Profit/Loss	51,742
	Unrealized Profit/Loss	51,742
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(62,230)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,902,138
	Mark to Market Profit/Loss	6,139,987
	Unrealized Profit/Loss	(13,038)
Expired Contracts	Notional Amount	14,196,590
	Realized Profit/Loss	(94,783)
Equity price linked product (Y/N)		N